January 17, 2024

VIA EDGAR

Dave Edgar, Staff Accountant
Kathleen Collins, Accounting Branch Chief
Division of Corporate Finance
Office of Technology
United States Securities and Exchange Commission
Washington, DC 20549

Re: 8X8, Inc.
Form 10-K for the Year Ended March 31, 2023
Form 8-K Furnished on November 1, 2023
File No. 001-38312

Dear Mr. Edgar and Ms. Collins,

Set forth below are the responses of 8x8, Inc. (the “Company” or “we” or “us”) to the comments of the staff of the U.S. Securities and Exchange Commission’s (the “SEC”) Division of Corporation Finance of the Commission (the “Staff”) set forth in the Staff’s letter to the Company, dated January 3, 2024 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended March 31, 2023 and filed on May 25, 2023 (the “Form 10-K”), and the Company’s Form 8-K furnished on November 1, 2023 (the “Form 8-K”).

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. The Staff’s comments have been indicated in bold italics.

Form 10-K for the Year Ended March 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 31

1.We note that the calculation of annualized recurring subscriptions and usage revenue (ARR) includes platform usage charges for all CPaaS customers (subject to minimum billings threshold for a period of at least six consecutive months). Please tell us what usage charges you are referring to here and revise to clarify whether certain usage fees are excluded from this measure. In this regard, your revenue recognition policy refers to bundled and non-bundled usage fees. Also, Fuze's policy referenced variable usage fees for blocks of additional minutes and other items systematically purchased in excess of plan limits. Refer to SEC Release No. 33-10751.

Response:

The Company respectfully advises the Staff that, as disclosed in our revenue recognition policy related to service revenue, usage fees, when bundled, are billed in advance and recognized over time on a ratable basis over the contractual subscription term, which is usually the monthly contractual billing period. Non-bundled usage fees are recognized as actual usage occurs. Accordingly, our ARR calculation includes prepaid telecommunication usage bundles and excludes any non-bundled telecommunication usage. We acknowledge that Fuze, Inc.’s pre-acquisition revenue recognition policy referenced variable usage fees for blocks of additional minutes and other items systematically purchased in excess of plan limits. The Company respectfully advises the Staff that, subsequent to our acquisition of Fuze, Inc. on January 18, 2022, we do not offer any such aforementioned blocks of additional minutes for purchase or other items systematically purchased in excess of plan limits.

In response to platform usage charges for CPaaS customers, the Company considers platform usage to be established and reasonably predictable once transitioned onto the platform. The Company utilizes historical platform usage reports on a rolling six-month basis and includes all customers that demonstrate consistent monthly usage above a minimum threshold in the ARR calculation. In response to the Staff’s comment, the Company advises the Staff that it has further considered the guidance in SEC Release No. 33-10751, and will further clarify our ARR calculation related to platform usage charges for customers in future filings, as reflected in the following revised disclosure (with proposed new text bold and underlined):

•“Annualized Recurring Subscriptions and Usage Revenue

Our management measures the success of our strategy to attract and retain customers, in part, by analyzing trends in ARR and believes ARR may be useful to investors in evaluating our performance. Our management believes ARR is a useful ~~an important~~ indicator for measuring the overall performance of the business because it includes ~~encompasses~~ new customer additions, add-on sales, renewals and customer churn within a single metric. Our management uses trends in ~~total~~ ARR ~~and ARR by customer segment~~ to assess our ongoing operations, allocate resources, and drive the ~~financial~~ performance of the business. We define

ARR as (A) equal to the sum of the most recent month of (i) recurring subscription amounts and (ii) platform usage charges for all CPaaS customers ~~(subject to a minimum billings threshold for a period of at least six consecutive months)~~ that demonstrate consistent monthly usage above a minimum threshold over the prior six-month period, multiplied by 12, and (B) excluding any non-bundled or overage usage fees associated with UCaaS subscriptions.

ARR is a performance metric and should be viewed independently of revenue and deferred revenue, and ARR is not intended to be a substitute for, or combined with, any of these items. We caution that our presentation may not be consistent with that of other companies. ~~We are not aware of any uniform standards for calculating ARR and caution that our presentation may not be consistent with that of other companies. For example, to the extent our ARR is used to evaluate trends in future revenue, such an evaluation would assume a sustained level of usage from existing customers which may fluctuate in future periods.~~”

Results of Operation,
Revenue, page 32

2.You state that service revenue increased during fiscal 2023, primarily due to your installed base of mid-market and enterprise customers, expanded deployments by existing customers, and growth in related telecom usage by your customers. You also refer to a partial offset due to a decrease in usage revenue in the Asia-Pacific region. Please revise to disclose the dollar or percentage change in revenue due to new versus existing customers. Also, tell us your consideration to disclose the number of customers in your installed base as you do in your Form 8-K earnings releases for your enterprise customers. In addition, where two or more factors contributed to a material change from period-to-period, including any offsetting factors, revise to include a quantitative discussion of such factors and avoid using vague terms such as "primarily" in favor of specific quantification. Similar revisions should be made in your Form 10-Q filings. In this regard, you refer to various factors such as increased churn, down-sell in your inorganic customer base and lower revenue in Southeast Asia region, partially offset by new subscription revenue and new organic bookings as contributing to the decrease in revenue during the three and six months ended September 30, 2022. Lastly, explain your reference to "inorganic" customer base and consider quantifying churn in future filings. Refer to Item 303(b) of Regulation S-K.

Response:

2(a) You state that service revenue increased during fiscal 2023, primarily due to your installed base of mid-market and enterprise customers, expanded deployments by existing customers, and growth in related telecom usage by your customers. You also refer to a partial offset due to a decrease in usage revenue in the Asia-Pacific region. Please revise to disclose the dollar amount or percentage change in revenue due to new versus existing customers.

The Company respectfully advises the Staff that, although it cites the aforementioned factors for the change in revenues, approximately 80% of the increase in service revenue compared to the prior year was attributable to inclusion of a full year of revenue from customers acquired through the acquisition of Fuze, Inc. in January 2022. The Company further advises the Staff that the other factors were related to our existing customers, such as increased revenues from expanded deployments of our UCaaS and CCaaS solutions, which were partially offset by decreases in CPaaS platform usage revenue in the Asia-Pacific region.

The Company further advises the Staff that, to the extent the impact of other factors needs to be identified and quantified for investors to better understand changes in service revenue in future periods, the Company will include a qualitative discussion accompanied by a quantified metric (e.g., dollar amount or percentage change in revenue).

Set forth below for the Staff’s consideration is an illustrative example of the Company’s proposed disclosure (with proposed new text bold and underlined):

“Service revenue increased by $107.7 million, or 17.9%, in ~~for~~ fiscal 2023, as compared to fiscal 2022~~, primarily due to a net increase in our installed base of mid-market and enterprise customers, expanded deployments by existing customers, and growth in related telecom usage by our customers. The increase in service revenue reflected increased~~ driven by an increase of $86.5 million, attributable to the full year inclusion of revenue from customers acquired from Fuze, Inc., and an increase of $42.6 million, related to sales of our UCaaS and CCaaS solutions.~~, and increased adoption of our XCaaS integrated communication and collaboration platform. A substantial portion of the growth in service revenue for the year ended March 31, 2023 was attributable to Fuze, which contributed approximately an $86.5 million increase compared to the year ended March 31, 2022.~~ These increases ~~was~~ were partially offset by a $16.8 million decrease in usage revenue generated by our CPaaS platform~~, primarily~~ in the Asia-Pacific region.”

2(b) Also, tell us your consideration to disclose the number of customers in your installed base as you do in your Form 8-K earnings releases for your enterprise customers.

In response to the Staff’s comment, the Company respectfully advises the Staff that prior to the beginning of Fiscal Year 2024 (including Fiscal Year 2023), the Company included total enterprise customer count in the metrics it had evaluated as indicators of potential future revenue growth. As the installed base of existing customers expanded, including expansion from the inclusion of customers added through the Fuze, Inc. acquisition, add-on revenue from expanded deployments by existing customers increased in significance and the addition of new-logo customers became less significant.

Starting Fiscal Year 2024, the Company began evaluating its operational performance based on the change in ARR by customer size category and not on specific customer counts, as the change in customer count no longer correlated to a similar change in revenue. The Company continues to review ARR growth, as well as changes in the mix, within the Enterprise, Mid-Market and Small Business categories and relies on the growth percentage as one of the measures of potential future performance within the specific ARR by customer size categories instead of specific customer count.

2(c) In addition, where two or more factors contributed to a material change from period-to-period, including any offsetting factors, revise to include a quantitative discussion of such factors and avoid using vague terms such as "primarily" in favor of specific quantification. Similar revisions should be made in your Form 10-Q filings. In this regard, you refer to various factors such as increased churn, down-sell in your inorganic customer base and lower revenue in Southeast Asia region, partially offset by new subscription revenue and new organic bookings as contributing to the decrease in revenue during the three and six months ended September 30, 2022.

We respectfully acknowledge the Staff’s comment. In future filings (including Form 10-Q filings) where two or more factors contributed to a material change compared to a prior period, including any offsetting factors, we will include a quantitative metric (dollar amount or percentage change in revenue) of such factors and avoid using vague terms such as "primarily" in favor of specific quantification, to the extent practicable.

For the Staff’s consideration, please see an illustrative example of the Company’s proposed disclosure in the Company’s response to Comment 2(a) above.

2(d) Lastly, explain your reference to "inorganic" customer base and consider quantifying churn in future filings. Refer to Item 303(b) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that the service revenue decrease presented in the “Results of operations for the Six Months Ended September 30, 2023” disclosure attributed to inorganic sources referred to customers acquired with the acquisition of Fuze, Inc. that either reduced services or terminated their contracts with the Company and is disclosed in line with Item 303(b)(2)(iii). The reference to increased churn on an inorganic base was determined for the quarter ended September 30, 2023. If churn in the Fuze, Inc. customer base is a material explanation of our revenue performance in future quarters, the Company will consider whether any reasonably likely trends are appropriate for disclosure during the relevant quarter pursuant to Item 303(b)(2)(ii).

Notes to Consolidated Financial Statements
Note 11. Geographical Information, page 68

3.We note that international revenues comprised 27% of total revenue in fiscal 2023. Please tell us whether revenue from any individual country is material, and if so, how you considered the guidance in ASC 280-10-50-41(a).

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has considered the guidance of ASC 280-10-50-41(a) and determined that because revenues generated from external customers attributed to an individual foreign country are material, separate disclosure of any such foreign revenues is required.

In accordance with ASC 280-10-50-41, a company must disclose revenues generated from external customers attributed to an individual foreign country only if such revenues are determined to be material, which the Company interprets to be in excess of 10% of a company’s consolidated revenue.

For Fiscal Year 2023, the United Kingdom represented $107.6 million, or 14%, of the Company’s consolidated revenues. Based on the guidance of ASC 280-10-50-41, disclosure of the revenue from the Company’s customers attributed to the United Kingdom is required to be separately disclosed, as the Company has concluded that such revenue is material for Fiscal Year 2023. Accordingly, the Company will separately disclose revenue from the United Kingdom (or revenue from customers in any other country that accounts for 10% or more of total revenue) with disclosures of revenue by geographic area in future filings. The Company’s international revenues for each of the remaining foreign countries (excluding the United Kingdom) were less than 10% of consolidated revenues for Fiscal Year 2023, and therefore, the Company determined that revenue from customers attributed to other countries was not material, based on guidance of ASC 280-10-50-41.

The Company will continue to monitor the significance of customer revenue by country and will disclose in future filings if revenues from customers attributed to an individual foreign country exceed 10% of the Company’s consolidated revenue or are otherwise deemed to be material.

Form 8-K Furnished on November 1, 2023
Exhibit 99.1, page 1

4.We note you refer to adjusted EBITDA as a percentage of revenue in the financial results bullet points without also presenting the comparable GAAP measure of net loss as a percentage of revenue. In addition, you disclose various non-GAAP operating expenses as a percentage of revenue without disclosing the comparable GAAP operating expense as a percentage of revenue. Where you present non-GAAP measure, please revise to ensure that you present the comparable non-GAAP measure with equal or greater prominence. Refer to Question 102.10(a) of the non-GAAP C&DIs.

Response:

The Company respectfully acknowledges the Staff’s comment and will revise its presentation in future press releases and filings to include, with equal or greater prominence, the comparable GAAP measure of net loss as a percentage of revenue when presenting adjusted EBITDA as a percentage of revenue and the comparable GAAP measure of GAAP operating expenses as a percentage of revenue when presenting non-GAAP operating expenses as a percentage of revenue.

Set forth within Appendix A (Reconciliation of GAAP to Non-GAAP Financial Measures) for the Staff’s consideration are illustrative examples of how the Company plans to present this information in future earnings releases and filings in response to this Comment 4, as applied to the disclosures appearing on pages 1 and 10-11 of Exhibit 99.1 of the Form 8-K (with proposed new text bold and underlined):

•“GAAP net loss was $7.5 million, a decrease of 36% compared to GAAP net loss of $11.6 million, in the second quarter of fiscal 2023.
•Adjusted EBITDA was $30.5 million, ~~or 16% of revenue,~~ an increase of 75% compared to Adjusted EBITDA of $17.4 million, ~~or 9% of revenue,~~ in the second quarter of fiscal 2023.”

Reconciliation of GAAP to Non-GAAP Financial Measures, page 10

5.We note your measure of non-GAAP net income does not appear to include the income tax impact of your non-GAAP adjustments. Please revise to include a separate income tax adjustment commensurate with your non-GAAP measure of profit. In this regard, while we note that you have a recognized GAAP pre-tax net loss and a valuation allowance against your deferred tax assets in recent years, you have also reported non-GAAP net income in the same periods such that a valuation allowance may not apply on a non-GAAP basis. Revise or explain further why you do not believe an income tax expense adjustment is necessary. Refer to non-GAAP C&DI Question 102.11.

Response:

The Company respectfully advises the Staff that the Company has reviewed non-GAAP C&DI Question 102.11, which guides registrants to provide income tax effects on its non-GAAP measures depending on the nature of the measures. The Company had analyzed the impact of its GAAP to non-GAAP adjustments to its tax expense and concluded that no material adjustment would be required.

The Company has had a history of cumulative losses on both a GAAP and non-GAAP basis that reflects strong negative evidence against a release of valuation allowance against its deferred tax assets, despite the forecasted non-GAAP profitability. Additionally, on a cumulative twelve-quarter basis, the Company only turned from a non-GAAP cumulative loss before tax to a non-GAAP cumulative profit before tax during the second half of Fiscal Year 2023.

A number of the Company’s non-GAAP adjustments have already been accounted for as book-to-tax adjustments in computing GAAP tax expense. As such, the Company believes the impact of removing such adjustments from non-GAAP tax expense will have limited effect as non-GAAP adjustments to profit before tax would be offset by the removal of book-to-tax adjustments and the corresponding movement to valuation allowance against the Company’s deferred tax assets. The main contributor to both GAAP and non-GAAP tax expense is the required capitalization of research and development costs for U.S. income tax purposes under Internal Revenue Code Section 174, which became effective for the Company during Fiscal Year 2023.

The Company continually evaluates on a quarterly basis its income taxes on both a GAAP and non-GAAP basis, including the appropriateness of any valuation allowance on the Company’s deferred tax assets.

In response to the Staff’s comments, the Company intends to enhance its non-GAAP disclosure on a go-forward basis to specifically provide a calculation for any material income taxes that are adjusted to reflect the net direct tax effects of various non-GAAP pre-tax adjustments. An illustrative example is set forth within Appendix A (Reconciliation of GAAP to Non-GAAP Financial Measures) for the Staff’s consideration.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at suzy.seandel@8x8.com or (231) 431-0249.

Sincerely,

/s/Suzy Seandel
Suzy Seandel
Chief Accounting Officer

cc:8x8, Inc.
Kevin Kraus, Chief Financial Officer
Larry Denny, Chief Legal Officer

cc:Skadden, Arps, Slate, Meagher & Flom LLP
Thomas J. Ivey

Appendix A

Set forth below for the Staff’s consideration is an illustrative example of the Company’s proposed disclosure in the Company’s response to Comments 4 and 5 above (with proposed new text and numbers bold and underlined):

8x8, INC.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES
(Unaudited, in thousands, except per share amounts)

	Three Months Ended September 30,				Six Months Ended September 30,
	2023		2022		2023		2022
Costs of Revenue:
GAAP cost of service revenue (as a percentage of service revenue)	$49,144	27.6%	$51,038	28.6%	$95,420	27.0%	$104,585	29.2%
Amortization of acquired intangible assets	(2,118)		(2,140)		(4,235)		(4,509)
Stock-based compensation expense and related employer payroll taxes	(1,743)		(2,457)		(3,967)		(5,153)
Severance, transition and contract termination costs	(82)		(281)		(288)		(1,178)
Non-GAAP cost of service revenue (as a percentage service of revenue)	$45,201	25.4%	$46,160	25.9%	$86,930	24.6%	$93,745	26.2%
GAAP service margin (as a percentage of service revenue)	128,638	72.4%	127,518	71.4%	257,600	73.0%	253,132	70.8%
Non-GAAP service margin (as a percentage of service revenue)	$132,581	74.6%	$132,396	74.1%	$266,090	75.4%	$263,972	73.8%

GAAP cost of other revenue (as a percentage of other revenue)	$7,958	110.3%	$11,000	124.5%	$16,356	107.1%	$24,126	139.5%
Stock-based compensation expense and related employer payroll taxes	(468)		(937)		(1,119)		(2,084)
Severance, transition and contract termination costs	(28)		(244)		(50)		(777)
Non-GAAP cost of other revenue	$7,462	103.4%	$9,819	111.2%	$15,187	99.5%	$21,265	123.0%
GAAP other margin (as a percentage of other revenue)	(741)	(10.3)%	(2,167)	(24.5)%	(1,090)	(7.1)%	(6,834)	(39.5)%
Non-GAAP other margin (as a percentage of other revenue)	$(245)	(3.4)%	$(986)	(11.2)%	$79	0.5%	$(3,973)	(23.0)%

GAAP gross margin (as a percentage of revenue)	$127,897	69.1%	$125,351	66.9%	$256,510	69.6%	$246,298	65.7%
Non-GAAP gross margin (as a percentage of revenue)	$132,336	71.5%	$131,410	70.1%	$266,169	72.3%	$259,999	69.3%

Operating Expenses:
GAAP research and development (as a percentage of revenue)	$34,207	18.5%	$36,019	19.2%	$69,499	18.9%	$70,974	18.9%
Stock-based compensation expense and related employer payroll taxes	(5,345)		(7,773)		(12,783)		(15,966)
Acquisition and integration costs	115		—		(98)
Severance, transition and contract termination costs	(902)		(107)		(1,213)		(144)
Non-GAAP research and development (as a percentage of revenue)	$28,075	15.2%	$28,139	15.0%	$55,405	15.0%	$54,864	14.6%

GAAP sales and marketing (as a percentage of revenue)	$68,687	37.1%	$80,487	43.0%	$137,191	37.3%	$164,014	43.7%
Amortization of acquired intangible assets	(2,982)		(3,107)		(5,963)		(6,214)
Stock-based compensation expense and related employer payroll taxes	(4,176)		(6,883)		(9,430)		(15,163)

	Three Months Ended September 30,				Six Months Ended September 30,
	2023		2022		2023		2022
Severance, transition and contract termination costs	(234)		(330)		(403)		(721)
Non-GAAP sales and marketing (as a percentage of revenue)	$61,295	33.1%	$70,167	37.4%	$121,395	33.0%	$141,916	37.8%

GAAP general and administrative (as a percentage of revenue)	$27,586	14.9%	$33,835	18.1%	$53,812	14.6%	$63,054	16.8%
Stock-based compensation expense and related employer payroll taxes	(3,695)		(6,763)		(7,803)		(14,686)
Acquisition and integration costs	(422)		(1,554)		(552)		(2,178)
Legal and regulatory costs	(3,879)		207		(5,347)		269
Severance, transition and contract termination costs	(388)		(1,694)		(934)		(2,449)
Non-GAAP general and administrative (as a percentage of revenue)	$19,202	10.4%	$24,031	12.8%	$39,176	10.6%	$44,010	11.7%
GAAP Operating Expenses, (as a percentage of revenue)	$130,480	70.5%	$150,341	80.2%	$260,502	70.7%	$298,042	79.5%
Non-GAAP Operating Expenses, (as a percentage of revenue)	$108,572	58.7%	$122,337	65.3%	$215,976	58.6%	$240,790	64.2%

Operating Profit (Loss):
GAAP loss from operations (as a percentage of revenue)	$(2,583)	(1.4)%	$(24,990)	(13.3)%	$(3,992)	(1.1)%	$(51,744)	(13.8)%
Amortization of acquired intangible assets	5,100		5,247		10,198		10,723
Stock-based compensation expense and related employer payroll taxes	15,427		24,813		35,102		53,052
Acquisition and integration costs	307		1,554		650		2,178
Legal and regulatory costs	3,879		(207)		5,347		(269)
Severance, transition and contract termination costs	1,634		2,656		2,888		5,269
Non-GAAP operating profit (as a percentage of revenue)	$23,764	12.8%	$9,073	4.8%	$50,193	13.6%	$19,209	5.1%

Other Income (Expenses):
GAAP other income (expense), net (as a percentage of revenue)	$(5,258)	(2.8)%	$13,950	7.4%	$(17,732)	(4.8)%	$15,066	4.0%
Amortization of debt discount and issuance cost	1,132		1,169		2,240		2,000
(Gain) loss on debt extinguishment	—		(16,106)		1,766		(16,106)
Gain on warrants remeasurement	(2,781)		(1,293)		(2,531)		(1,293)
Sublease Income	(117)		(116)		(234)		(232)
Non-GAAP other (expense) income, net (as a percentage of revenue)	$(7,024)	(3.8)%	$(2,396)	(1.3)%	$(16,491)	(4.5)%	$(565)	(0.2)%

Net Income (Loss):
GAAP net loss (as a percentage of revenue)	$(7,452)	(4.0)%	$(11,639)	(6.2)%	$(22,779)	(6.2)%	$(37,682)	(10.0)%
Amortization of acquired intangible assets	5,100		5,247		10,198		10,723
Stock-based compensation expense and related employer payroll taxes	15,427		24,813		35,102		53,052
Acquisition and integration costs	307		1,554		650		2,178
Legal and regulatory costs	3,879		(207)		5,347		(269)
Severance, transition and contract termination costs	1,634		2,656		2,888		5,269
Amortization of debt discount and issuance cost	1,132		1,169		2,240		2,000
(Gain) loss on debt extinguishment	—		(16,106)		1,766		(16,106)

	Three Months Ended September 30,				Six Months Ended September 30,
	2023		2022		2023		2022
Gain on warrants remeasurement	(2,781)		(1,293)		(2,531)		(1,293)
Sublease income	(117)		(116)		(234)		(232)
Income tax expense effects, net (1)	—		—		—		—
Non-GAAP net income (as a percentage of revenue)	$17,129	9.3%	$6,078	3.2%	$32,647	8.9%	$17,640	4.7%
Interest expense	8,929		4,883		17,899		5,508
Provision for income taxes	(389)		599		1,055		1,004
Depreciation	1,964		2,834		4,090		5,624
Amortization of capitalized internal-use software costs	4,779		5,529		10,061		11,494
Other expense (income), net	(1,905)		(2,487)		(1,408)		(4,943)
Adjusted EBITDA (as a percentage of revenue)	$30,507	16.5%	$17,436	9.3%	$64,344	17.5%	$36,327	9.7%

Shares used in computing net loss per share amounts:
Basic	120,757		116,013		118,778		117,857
Diluted	122,624		116,186		120,599		118,936
GAAP net loss per share - Basic and Diluted	$(0.06)		$(0.10)		$(0.19)		$(0.32)
Non-GAAP net income per share - Basic	$0.14		$0.05		$0.27		$0.15
Non-GAAP net income per share - Diluted	$0.14		$0.05		$0.27		$0.15
(1)     Non-GAAP adjustments do not have a material impact on our federal income tax provision due to past non-GAAP losses.